Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

						Three Months
						Ended
	Fiscal Year Ended June 30,					Sept 30,
	2001	2002	2003	2004	2005	2005
EARNINGS:
Income before income tax expense	$59,325	$78,984	$77,660	$46,157	$99,102	$19,842
Add: Fixed charges	2,801	2,967	14,375	13,161	12,993	3,261

Earnings as defined	$62,126	$81,951	$92,035	$59,318	$112,095	$23,103

FIXED CHARGES:
Interest expense	$1,263	$1,376	$10,038	$8,663	$8,488	$2,122
Amortization of deferred financing fees	—	—	2,542	2,145	2,152	544

Interest expense as reported	1,263	1,376	12,580	10,808	10,640	2,666
Portion of rent expense as interest	1,538	1,591	1,795	2,353	2,353	595

Fixed charges as defined	$2,801	$2,967	$14,375	$13,161	$12,993	$3,261

Ratio of earnings to fixed charges	22.2x	27.6x	6.4x	4.5x	8.6x	7.1x
     For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rents representative of interest related to continuing operations.